One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com
Thomas J. Friedmann thomas.friedmann@dechert.com +1 617 728 7120 Direct +1 617 426 6567 Fax

February 24, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn:       Karen Rossotto and Anu Dubey

Re:	Franklin BSP Lending Corporation, f/k/a Business Development Corporation of America
Registration Statement on Form N-2
File Number: 333-233803

Dear Ms. Rossotto and Ms. Dubey:

On behalf of Franklin BSP Lending Corporation, f/k/a Business Development Corporation of America (the “Company”), we hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission received from Karen Rossotto of the Staff on February 8, 2022 relating to Post-Effective Amendment No. 3 (“Post-Effective Amendment No. 3”) to the Company’s Registration Statement on Form N-2 (Registration No. 333-233803) (the “Registration Statement”). The Company has today filed Post-Effective Amendment No. 4 to the Registration Statement (“Post-Effective Amendment No. 4”). For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response. Except as provided in this letter, terms used but not defined herein shall have the meaning set forth in the Registration Statement. We will also provide courtesy copies of Post-Effective Amendment No. 4, as filed and marked with the changes from Post-Effective Amendment No. 3.

1.	Please advise if the Company plans on reflecting the recent name change in a future filing.

Response:

As requested, Post-Effective Amendment No. 4 reflects the Company’s recent name change.

Karen Rossotto and Anu Dubey February 24, 2022 Page 2

2.	Please confirm that the Company does not have any funding or backstop obligations to the joint venture, including the Citi Credit Facility. In addition, please disclose (i) how the joint venture’s gains are allocated, and (ii) how the joint venture’s expenses or advisory sourcing and due diligence are assessed, and who performs these functions.

Response: The Company confirms that it does not have any funding or backstop obligations to the joint venture. Gains are allocated based on each members’ ownership percentage of the joint venture’s net asset value. The joint venture has an Administrative and Loan Services Agreement with Benefit Street Partners L.L.C. (“BSP”), an affiliate of the Company, pursuant to which BSP provides certain operational and valuation services for the joint venture’s investments; an Administration Agreement with U.S. Bancorp Fund Services, LLC, pursuant to which U.S. Bancorp Fund Services, LLC provides accounting and reporting services; and a Custody Agreement with U.S. Bank National Association, pursuant to which U.S. Bank national Association serves as custodian for the joint venture’s investments. In addition, Company and Cliffwater Corporate Lending Fund, the two members of the joint venture, suggest investments and provide diligence materials for the board members of the joint venture for their review. In all cases, the joint venture board, including the director designees of both members, approves all purchase, sale and restructuring decisions with respect to joint venture investments. The board of the joint venture also agrees all material business decisions and agreements pursuant to which joint venture expenses are incurred. All services provided by BSP pursuant to the Administrative and Loan Services Agreement are provided at cost.

3.	On page 28, the Company discloses that it may concentrate its investments in companies in a particular industry or industries. Is this consistent with how the Company’s operations in the past, and does the Company have a fundamental policy regarding concentration of industries? Please disclose such policy if so.

Response: The Company has not and does not concentrate investments in companies in a particular industry, nor does it have a fundamental policy regarding concentration in industries, but instead has a well-distributed portfolio. We have revised the disclosure on page 28 to clarify.

4.	On page 28, the Company references equity and junior debt investments in CLOs. Please revise disclosure to reference such investments as junk.

Response:

As requested, the Company has revised the Registration Statement disclosure on page 28.

Karen Rossotto and Anu Dubey February 24, 2022 Page 3

5.	On page 34, the Company states that it intends to explore a liquidity event for its stockholders between five and seven years following the completion of its offering stage. Please state if there is a revised time frame for the timeframe for this potential liquidity event.

Response: The Company is aware of its stated intention to provide a liquidity event for its investors and is working towards consummating such a transaction. Managers of the Adviser and the Board of Directors of the Company regularly discuss options for a liquidity event. We expect that our Board of Directors, in the exercise of the requisite standard of care applicable to directors under Maryland law, will determine to pursue a liquidity event when it believes that then-current market conditions are favorable for a liquidity event, and that such a transaction is in our best interests.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 617.728.7120 (or by email at thomas.friedmann@dechert.com) or Thomas J. Cheeseman at 617.728.7162 (or by email at thomas.cheeseman@dechert.com). Thank you for your cooperation and attention to this matter.

Very truly yours,

/s/ Thomas J. Friedmann

Thomas J. Friedmann

cc:

Richard J. Byrne, Business Development Corporation of America

Nina K. Baryski, Business Development Corporation of America

Michael Frick, Business Development Corporation of America

Matthew J. Carter, Dechert LLP

Jonathan H. Gaines, Dechert LLP

Thomas J. Cheeseman, Dechert LLP

Yian Pan, Dechert LLP